[Translation]

                                                                  August 3, 2005
To Whom It May Concern:

                                     Company Name:
                                          TOYOTA MOTOR CORPORATION
                                     Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                     (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                     Name and Title of Contact Person:
                                          Masaki Nakatsugawa
                                          General Manager, Accounting Division
                                     Telephone Number: 0565-23-2121


               Notice Concerning Changes in Subsidiaries (Merger)

We hereby give notice that at the meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on August 3, 2005, TMC decided to consolidate its subsidiaries, Toyota Motor Europe S.A./N.V. ("TME"), Toyota Motor Engineering & Manufacturing Europe S.A./N.V. ("TMEM") and Toyota Motor Marketing Europe S.A./N.V. ("TMME") as described below, effective as of the date of merger, on October 1, 2005.

1.   Purpose of Change
     As part of TMC's efforts to promote its business in the highly competitive European market, the subsidiaries will be merged with the aim to facilitate cooperation among the various business functions such as the manufacturing and sales divisions and to improve efficiency of administrative operations.

2.   Method of Change
     TME and TMEM will be merged into TMME, and TMME will be the surviving company (TME and TMEM will cease to exist). The trade name of the surviving company, TMME, will become Toyota Motor Europe S.A./N.V. as of October 1, 2005.

3.   Facts of the Subsidiaries


(1) Facts of the Subsidiaries before the Change (merger)

---------------------------- -------------------------- -------------------------- -------------------------
        Trade Name              Toyota Motor Europe     Toyota Motor Engineering    Toyota Motor Marketing
                                     S.A./N.V.           & Manufacturing Europe        Europe S.A./N.V.
                                                                S.A./N.V.
---------------------------- -------------------------- -------------------------- -------------------------
Description of Business      Holding company for TMEM      Production control        Sales management of
                             and TMME, and activities   support and research and      vehicles and parts
                               relating to external      development of vehicles      thereof in Europe.
                                  affairs, public         and parts thereof in
                              relations and research             Europe.
                                    in Europe.
---------------------------- -------------------------- -------------------------- -------------------------
Date of Incorporation              April 1, 2002             October 1, 1998           October 1, 1990
---------------------------- -------------------------- -------------------------- -------------------------
Location of Head Office        Avenue du Bourget 60,      Avenue du Bourget 60,     Avenue du Bourget 60,
                                 Brussels, Belgium          Brussels, Belgium         Brussels, Belgium
---------------------------- -------------------------- -------------------------- -------------------------
Name of Representative           Shinichi Sasaki,           Shinichi Sasaki,          Tadashi Arashima,
                                     President                  President                 President
---------------------------- -------------------------- -------------------------- -------------------------
Net Revenues                    EUR 26,293 thousand      EUR 5,152,413 thousand    EUR 14,729,804 thousand
---------------------------- -------------------------- -------------------------- -------------------------
Total Assets                  EUR 2,604,445 thousand     EUR 2,416,138 thousand     EUR 3,574,386 thousand
---------------------------- -------------------------- -------------------------- -------------------------
Common Stock                  EUR 2,588,845 thousand     EUR 2,028,462 thousand      EUR 961,788 thousand
---------------------------- -------------------------- -------------------------- -------------------------
Composition of Shareholders          TMC 100%                   TME 100%                   TME 100%
---------------------------- -------------------------- -------------------------- -------------------------
Fiscal Year End                        March                      March                     March
---------------------------- -------------------------- -------------------------- -------------------------
Number of Employees                 62 persons                 939 persons              1,728 persons
---------------------------- -------------------------- -------------------------- -------------------------

* The figures for Net Revenues are for the fiscal year ended March 31, 2005, and the figures for Total Assets, Common Stock, Shareholding Structure and Number of Employees are as of March 31, 2005.


(2) Facts after the Change (merger) (scheduled)

--------------------------------- --------------------------------------------------------------------------
New Trade Name                                          Toyota Motor Europe S.A./N.V.
--------------------------------- --------------------------------------------------------------------------
Description of Business             Activities relating to external affairs, public relations, research, production control support, research and development and
                                          sales management of vehicles and parts thereof in Europe
--------------------------------- --------------------------------------------------------------------------
Location of Head Office                            Avenue du Bourget 60, Brussels, Belgium
--------------------------------- --------------------------------------------------------------------------
Name of Representative                                   Shinichi Sasaki, President
--------------------------------- --------------------------------------------------------------------------
Common Stock                                               EUR 2,443,596 thousand
--------------------------------- --------------------------------------------------------------------------
Total Assets                                               EUR 5,995,216 thousand
--------------------------------- --------------------------------------------------------------------------
Composition of Shareholders                                       TMC 100%
--------------------------------- --------------------------------------------------------------------------
Fiscal Year End                                                     March
--------------------------------- --------------------------------------------------------------------------
Number of Employees                                      Approximately 2,700 persons
--------------------------------- --------------------------------------------------------------------------

4.   Change in the ownership of TMC

(Before the Change)

---------------------------- -------------------------- -------------------------- -------------------------
    Name of the company       Number of voting rights    Total number of voting           Percentage
                                       held                      rights
---------------------------- -------------------------- -------------------------- -------------------------
            TME                     25,888,458                 25,888,458                    100%
---------------------------- -------------------------- -------------------------- -------------------------
           TMEM                     81,825,818                 81,825,818                    100%
                                (Indirectly held)
---------------------------- -------------------------- -------------------------- -------------------------
           TMME                     41,402,878                 41,402,878                    100%
                                (Indirectly held)
---------------------------- -------------------------- -------------------------- -------------------------


(After the Change)(scheduled)

----------------------------- ------------------------- -------------------------- -------------------------
    Name of the company       Number of voting rights    Total number of voting           Percentage
                                        held                     rights
----------------------------- ------------------------- -------------------------- -------------------------
            TME                   105,191 thousand          105,191 thousand                  100%
 (TMME before the merger)
----------------------------- ------------------------- -------------------------- -------------------------


5.   Schedule for the Change

August 3, 2005      TMC                   Resolution to approve the merger at
                                          the meeting of the Board of Directors
                                          of TMC.
August 10, 2005     TME, TMEM, TMME       Meeting of the Board of Directors to
                                          approve the merger (scheduled)
October 1, 2005     TME, TMEM, TMME       Extraordinary General Shareholders'
                                          Meeting regarding the merger and
                                          amendment to the Articles of
                                          Incorporation (amendment of trade
                                          name) (scheduled)

6.   Anticipated Effects on TMC's Business Performance
     The anticipated effects on TMC's business performance and the consolidated business performance are expected to be minor.